N E W S   R E L E A S E

TALISMAN ENERGY RECONFIRMS GROWTH TARGETS

PLANS TO SPEND $2.35 BILLION IN 2004

Calgary, Alberta – January 14, 2004 – Talisman Energy Inc. plans to spend a record $2.35 billion on exploration and development in 2004 and has reconfirmed its annual production growth expectations of 5-10% per share through 2006.  The Company estimates that production will average between 415,000-445,000 boe/d in 2004.  Cash flow per share is expected to average between $17-$21 based on WTI oil prices of US$25-28/bbl, NYMEX natural gas prices of US$4.75-5.50/mmbtu and a C$/US$ exchange rate of $0.73-$0.77.

“We have worked hard to establish Talisman’s unique portfolio of North American deep gas and international growth opportunities,” said Dr. Jim Buckee, President and Chief Executive Officer.  “We are well positioned to meet our stated goals for production growth in 2004, 2005 and 2006 from existing development projects.

“In addition, we have built a high reward exploration portfolio, with sizeable, albeit higher risk, prospects in all of our operating areas, in particular Colombia, Qatar, Alaska and Trinidad. Talisman’s balance sheet is strong, mitigating against the effects of a downturn in commodity prices and giving us flexibility to continue to grow our programs.  All in all, our 2004 spending plans are tailor made for both growth and value creation.”

CASH FLOW AND SENSITIVITIES

Talisman expects to generate between $17-$21 in cash flow per share in 2004 based on the mid-point of the production guidance range.

	2003*	2004**
Cash flow per share	$20-$21	$17-$21
Average number of shares outstanding (million)	128.7	128.0
US$/bbl WTI oil price	30.99	25-28
US$/mmbtu NYMEX	5.35	4.75-5.50
C$/US$ exchange rate	0.71	0.73-0.77

* Preliminary

** Estimated

Unit operating costs and unit general and administrative expenses are expected to be slightly lower in 2004. Net debt as at December 31, 2003 was approximately one times cash flow, with debt-to-debt plus equity below 40%. Talisman expects to release its 2003 results on March 3, 2004.

2004 Outlook #/7

The 2004 sensitivities to changes in volumes, prices and exchange rates are as follows:

Cash flow ($ million)
WTI oil price US$ 1.00/bbl	57
North American natural gas price ($0.10/mcf)	22
Exchange rate (US$0.01)	35
Volumes ± 10% liquids	133
Volumes ± 10% natural gas	155

The sensitivities take into account current Talisman hedges for 2004.  Talisman has hedged approximately 12% of North American gas production and 37% of liquids production through a combination of financial and physical fixed price contracts and collars.  Gas volumes have been hedged at an average price of approximately C$5/mcf.  For oil volumes, 56,000 bbls/d has been hedged with collars at US$24-$29/bbl, with an additional 23,000 bbl/d fixed at US$28/bbl.

PRODUCTION

Talisman has set targets of 5-10% production per share growth on a go forward basis.  The Company produced approximately 398,000 boe/d in 2003.  Fourth quarter production averaged about 417,000 boe/d, a 13% increase in production per share (excluding Sudan) over the fourth quarter of 2002.

Production in 2004 is expected to average between 415,000-445,000 boe/d, with most of the increase coming from Malaysia, Vietnam and Algeria.  Talisman expects that it can sustain

5-10% growth rates in 2005 and again in 2006 from existing development programs (Trinidad, PM-305 in Malaysia, Gyda in Norway, Buchan and Tartan area discoveries in the UK) without acquisitions or significant exploration discoveries.

	2003*	2004**
Oil & Liquids (bbls/d)
North America	59,600	54,000-56,000
North Sea	113,100	109,000-122,000
Indonesia	15,800	12,000-13,000
Malaysia/Vietnam	8,600	21,000-25,000
Algeria	6,400	14,000-16,000
	203,500	210,000-232,000

Natural Gas (mmcf/d)
North America	863	885-905
North Sea	109	120-130
Indonesia	112	135-140
Malaysia/Vietnam	5	90-100
	1,089	1,230-1,275

2004 Outlook #/7

Sudan (bbls/d)	13,039	0

Boe/d	398,000	415,000-445,000

Production per share (boe) (excluding Sudan)	1.09	1.19-1.27

* Preliminary

** Estimated

Talisman increased its North America gas production volumes by 5% in 2003.  Continuing growth in Appalachia (30%), Deep Basin (15%) and the Alberta Foothills (10%) will contribute to an expected 3-5% increase in 2004 natural gas volumes.  Oil and liquids volumes continue to decline slowly as Talisman targets more attractive international oil opportunities, combined with larger, deeper gas prospects in North America (which typically have few if any associated liquids).

North Sea production is expected to be relatively flat in 2004, however, there are a number of development projects underway which are expected to lead to 5-10% growth in oil volumes in 2005 and 2006.

With the completion of the PM-3 CAA development project in Malaysia and Vietnam in 2003, on schedule and on budget, production from the region is expected to quadruple in 2004.  Current production in the region is approximately 40,000 boe/day.

Algerian production is expected to average between 14,000-16,000 bbls/d in 2004 with completion of the initial Ourhoud and MLN development projects.

Talisman expects a 20-30 mmcf/d increase in Indonesian gas volumes in 2004 with a full year of sales to Singapore.  The Company is currently in negotiations with a number of potential buyers, which could lead to sales in excess of 250 mmcf/d (net Talisman) by 2007.

CAPITAL SPENDING

Talisman has budgeted $2.35 billion in exploration and development spending in 2004, up 3% over estimated 2003 expenditures.  Roughly two-thirds of this will be directed at development projects and one-third at exploration.

The majority of money ($1.2 billion) will be spent on drilling, with 640 gross domestic and 118 gross international wells planned.  The Company has also budgeted $830 million for plant and equipment and almost $300 million for exploration related costs (land, seismic and technical evaluations).

Approximately half of the budget is earmarked for North America, one quarter for the North Sea and the remainder for other international exploration and development and projects.

2004 Outlook #/7

North America

Talisman will continue to shift spending in 2004 to the remaining underdeveloped parts of the Basin, with an emphasis on areas where Talisman owns infrastructure.  Strategically, the Company expects it can organically grow its North American gas production at rates of 3-5% over the next five years while generating surplus funds for high impact, high value international programs.

Talisman expects to spend $1.13 billion in 2004 (a 2% increase) with 77% directed towards natural gas projects.  Major focus areas include Alberta Foothills ($130 million), Bigstone & Wild River ($110 million), the Deep Basin ($100 million), the Greater Arch ($100 million), Edson ($90 million) and the eastern United States ($85 million).  The Company will also continue an active deep drilling program at Monkman with up to four deep Paleozoic wells planned.

North Sea

Talisman has developed a successful and repeatable strategy in the North Sea, developing commercial hubs around core operated infrastructure and properties.

Exploration and development spending in the North Sea is expected to increase by 14% to $605 million in 2004.  Plans include major development drilling programs ($485 million total development spending, including 25 development wells) and $120 million on exploration, including eight wells.  This program is expected to lead to increased oil production in 2005 and 2006.

Following Talisman’s strategic entry into Norway in 2003, the Company plans to drill three development wells.

The Company plans three exploration wells in the Clyde area, two exploration wells in the Ross/Blake area and two exploration wells in the Flotta Catchment area.

Malaysia & Vietnam

Malaysia/Vietnam is now a core area with operated production, and Talisman’s focus will shift towards undeveloped fields on existing acreage, new drilling opportunities and acquiring additional acreage.

With the start-up of production from the PM-3 CAA project, the Company expects to spend $250 million in the region in 2004.  The budget includes development drilling in PM-3 CAA (approximately 30 wells) and development of the South Angsi discovery in PM-305 (first production in mid-2005).  As a follow-up to its successful exploration program in 2003, the Company plans to drill three more exploration wells in 2004 on PM-3 CAA and Block PM-305.

Talisman and the joint venture participants have also had early exploration success in Block 46-02 offshore Vietnam, where the Company plans to drill two more exploration wells in 2004.

2004 Outlook #/7

Indonesia

A total of $65 million will be spent in Indonesia in 2004. The majority of this is allocated to the Phase 2 expansion of the Suban gas plant to provide processing capacity for gas sales to West Java.

Trinidad & Tobago

Development of the Greater Angostura Project is underway in offshore Block 2c with first oil expected early in 2005.  Angostura facilities include a central processing platform, three wellhead production platforms and an 18-inch oil pipeline.  Fifteen development wells are planned for 2004.

Two appraisal wells are planned for Block 2c, with two exploration wells on Block 3a.  The onshore seismic program on the Eastern Block is expected to finish in 2004 in preparation for drilling in 2005.

Spending in Trinidad has been budgeted at $170 million.

Algeria

Expansion of the Greater MLN Phase 1 facilities is planned for 2004, with startup of Phase 2 liquids production commencing in 2005/2006.  Spending in 2004 is estimated at $44 million and includes drilling six wells in the Greater MLN area and 10 wells at Ourhoud.

North American Frontier Exploration

Talisman plans to drill one well in Alaska this year with a budget of $15 million.  The Company will also continue technical evaluation of its offshore East Coast acreage.

Colombia

Talisman spud two wells in 2003 and plans an additional two exploration wells in 2004.  The Company holds interests in five blocks, three in the highly prospective thrust belt of the Upper Magdalena Valley and two in the Llanos Basin adjacent to the giant Cuisiana and Capiagua oil fields.  Capital spending in 2004 will be approximately $28 million.

Qatar

Talisman acquired Block 10 offshore Qatar in 2003.  During 2004, the Company will shoot 1,000 kilometers of 2D seismic and 400 square kilometers of 3D seismic.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States. Talisman’s subsidiaries also conduct business in Trinidad, Colombia and Qatar. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted. Talisman’s shares are listed on Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

2004 Outlook #/7

For further information, please contact:

David Mann, Senior Manager, Corporate &

   Investor Communications

Phone:  403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

Non-GAAP Financial Measures

Cash flow per share  is one measure used by the Company to assess operating results. Cash flow per share is not defined by Canadian or US GAAP and as such does not have a standardized meaning prescribed by Canadian or US GAAP. Cash flow per share may not be comparable to similarly titled measures reported by other companies. Cash flow per share should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income per share as determined in accordance with Canadian or US GAAP as an indicator of the Company's performance or liquidity.  Cash flow per share as presented in this news release has been calculated on a consistent basis for the year ended December 31, 2003 and the year ending December 31, 2004.

This news release does not include an estimate of the 2003 and 2004 net income per share as it is not practicable to do so at this time.

Forward-looking Statements

This news release contains statements about the outlook of oil and gas prices and the Canadian/US exchange rate; future gas sales; the amounts, timing and locations of capital expenditures; future costs and expenses; future production, production per share, production growth and the timing of production; cash flow and cash flow per share; business plans for drilling both exploration and development wells; planned exploration or development projects, including seismic programs; reserves; timing of a future disclosure; planned acquisitions or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to:  uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Malaysia, Vietnam, Algeria or Colombia); general economic conditions; the effect of acts of, or actions against international terrorism; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

2004 Outlook #/7

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings "Management's Discussion and Analysis – Liquidity and Capital Resources", "- Risks and Uncertainties" and "- Outlook" as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Residents

Talisman reports its production quantities in accordance with Canadian practices. These practices are different than the practices used to report production estimates in reports and other materials filed with the SEC by United States companies. The primary difference is that Talisman follows the Canadian practice of reporting gross production volumes, which are prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after deduction of these amounts.  As a consequence, Talisman’s production volumes may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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2004 Outlook #/7